DRC RESOURCES CORPORATION

PRESS RELEASE

 DRC Adds Underground Bulk Mining Expertise

March 14 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to welcome Clifford J. Davis to the Board of Directors, effective immediately.

In making this announcement, President and Chief Executive Officer Chris Bradbrook, stated “Cliff’s participation in DRC’s board is an extremely important step in the evolution of the Company and our Afton Project.  His wealth of experience and demonstrated expertise in mine building and bulk underground mining will be invaluable in helping us achieve our goal of successfully developing the Afton Project into a mine.  We believe that his willingness to join the board is a ringing endorsement of the potential for this project to succeed”

Mr. Davis has more than 40 years international experience in the operation and development of both underground and open pit gold and base metal mines.  His career has given him extremely valuable exposure to bulk mining operations in locations throughout North America, Europe and Africa.  Mr. Davis is a graduate in mining engineering from the Royal School of Mines in London, England.  Mr. Davis has held numerous senior executive positions at levels up to and including President, Chief Executive Officer, and Chief Operating Officer with a variety of large multinational mining companies and smaller development companies.  These have included RTZ, Kennecott, TVX Gold Inc., Echo Bay Mines Ltd., and Gabriel Resources.

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  At current metal prices this mineralized zone has an in-situ value in excess of US$3 Billion.

A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.

DRC is in excellent financial condition with cash of US$20 million and no debt.  The company has only 13.9 million shares outstanding and 15.2 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.